UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Conway, James L.
   c/o Netsmart Technologies, Inc.
   146 Nassau Avenue
   Islip, NY  11751
2. Issuer Name and Ticker or Trading Symbol
   Netsmart Technologies, Inc.
   NTST
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   January 28, 2003
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President and CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |      |    | |                  |   |           |110,467            |D     |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Incentive Stock Option|$4.93   |01/28|A   | |25,000     |A  |(2)  |01/27|Common Stock|25,000 |       |25,000      |D  |            |
s (1)                 |        |/03  |    | |           |   |     |/05  |            |       |       |            |   |            |
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Stock Options         |        |     |    | |           |   |     |     |            |       |       |21,000      |D  |            |
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Stock Options         |        |     |    | |           |   |     |     |            |       |       |34,000      |D  |(3)         |
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Stock Options         |        |     |    | |           |   |     |     |            |       |       |14,250      |I  |(4)         |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1)	Grant of options exempt under Rule
16b-3
(2)	These options are exercisable in 2 equal installments: 7/28/03 and
1/28/04
(3)	Represents shares of common stock issuable upon exercise of warrants owned by Mr. Conway
(4)	Represents shares of common stock issuable upon exercise of warrants owned by Mr. Conway's wife,
as to which he disclaims beneficial
ownership
SIGNATURE OF REPORTING PERSON
JAMES L. CONWAY
DATE
JANUARY    , 2003